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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the month of September, 2003

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                              -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                 No   X
                              -----              -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1.   Other Events

On September 18, 2003 in Singapore, the Company submitted to the Singapore Exchange Securities Trading Limited a statement responding to a media article published by Reuters on September 17, 2003. A copy of the Company's statement is attached hereto as Exhibit 99.1.


2.   Exhibit

     99.1 The Company's statement dated September 18, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: September 18, 2003


                                            CHARTERED SEMICONDUCTOR
                                            MANUFACTURING LTD


                                            By: /s/ George Thomas
                                                -------------------------------
                                            Name:  George Thomas
                                            Title: Vice President &
                                                   Chief Financial Officer

                                  EXHIBIT INDEX


99.1. The Company's statement dated September 18, 2003.